Michael L. Cook (MC 7887)                    Return Date:
          Lawrence V. Gelber (LG 9384)                 June 24, 1996
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM         10:00 a.m.
          919 Third Avenue
          New York, New York  10022-3897
          (212) 735-3000

          Attorneys for United Merchants
            and Manufacturers, Inc. and
            Victoria Creations, Inc.

          UNITED STATES BANKRUPTCY COURT
          SOUTHERN DISTRICT OF NEW YORK

          - - - - - - - - - - - - - - - - - - - x

          In re                                 :

          UNITED MERCHANTS AND MANUFACTURERS,   :    Jointly Administered
            INC. and VICTORIA CREATIONS, INC.,       Chapter 11 Case No.
                                                :    96 B 40941 (AJG)
                                   Debtors.
                                                :

          - - - - - - - - - - - - - - - - - - - x

          ORDER UNDER 11 U.S.C. SS.SS. 105(a), 363(b), (f), (m),
          AND 365, AND FED. R. BANKR. P. 2002, 6004, AND 6006
          (i) APPROVING ASSET PURCHASE AGREEMENT WITH VICTORIA ACQUISITION GROUP, INC., (ii) AUTHORIZING SALE OF SUBSTANTIALLY ALL ASSETS OF VICTORIA CREATIONS, INC.,
          (iii) AUTHORIZING ASSUMPTION AND ASSIGNMENT OF EXECUTORY CONTRACTS AND LEASES, AND (iv) GRANTING RELATED RELIEF

                    This matter having come before the court upon the motion (the "Sale Motion"), dated June 4, 1996, of Victoria Creations, Inc., debtor-in-possession ("VCI"), for an order under 11 U.S.C. ss.ss. 105(a), 363(b), (f), (m), and 365, and Fed. R. Bankr. P. 2002, 6004, and 6006 (i)
          approving the asset purchase agreement, dated as of May
          24, 1996, as amended and restated on May 31, 1996 (the
          "Asset Purchase Agreement")(1), a copy of which is annexed to the Sale Motion as Exhibit A, between VCI and Victoria Acquisition Group, Inc. ("VAG"), (ii) authorizing the sale by VCI of substantially all of its assets (the
          "Asset Sale") to (a) VAG, or (b) that entity making a Competitive Bid that is determined to be the highest and/or best bid for the Assets (in either instance, the "Purchaser"), (iii) authorizing VCI to assume and assign certain executory contracts and unexpired leases (the "Executory Contracts") to the Purchaser, and (iv) granting related relief; and

                    Upon this court's order dated May 31, 1996 scheduling a hearing with respect to the sale of the

          __________________
          1 Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Sale Motion and the Asset Purchase Agreement.


          Assets, prescribing the form and manner of notice thereof, and approving certain provisions of the Asset Purchase Agreement relating to debtor-in-possession financing, competitive bidding procedures, expense reimbursement, and a topping fee (the "Sale Procedures Order"); and

                    Due notice of the proposed Asset Sale, the Sale Procedure Order, the Hearing (as defined below), and the assumption and assignment of the Executory Contracts having been given to all parties entitled thereto under the Sale Procedures Order, as evidenced by the affidavits of service and publication previously filed with this court (the "Affidavits"); and

                    The CIT Group/Commercial Services, Inc. ("CIT") having filed a "limited objection" to the proposed sale on June 16, 1996; and VCI having objected on June 21, 1996 to the allowance of the claim filed by CIT on May 10, 1996 (the "CIT Claim") against VCI; and

                    A hearing (the "Hearing") having been held before this court on June 24, 1996 to consider the Asset Sale and the assumption and assignment of the Executory Contracts, at which time all parties in interest were afforded an opportunity to be heard; and

                    The court having received evidence and heard arguments of counsel in support of approval of the Asset Sale and the assumption and assignment of the Executory
          Contracts; and

                    Based upon the court's review of the
          Affidavits; upon all of the evidence proffered or adduced at, memoranda and objections filed in connection with, and arguments of counsel made at, the Hearing; upon the entire record of the Hearing; after due deliberation thereon; and good cause appearing therefor;

                    IT IS HEREBY FOUND AND DETERMINED THAT:(2)

                    A. The court has jurisdiction over this Sale Motion, which is a core proceeding, pursuant to 28 U.S.C. ss.ss. 157(b)(2) and 1334, and the "Standing Order of Referral of Cases to Bankruptcy Judges," dated July 10, 1984 of District Judge Robert T. Ward.

                    B. Venue of these cases and this Sale Motion in this district is proper pursuant to 28 U.S.C. SECTION 1408 and 1409.

                    C.  The statutory predicates for the relief
          sought in the Sale Motion are sections 105(a), 363(b),
          (f), (m), and 365 of the Bankruptcy Code and Fed. R.
          Bankr. P. 2002, 6004 and 6006.

                    D. VCI has followed the procedures for notice of the Sale Motion and the Hearing on the Asset Sale set forth in the Sale Procedures Order.

                    E.  Proper, timely, adequate and sufficient
          notice of the Sale Motion, the Hearing and the Asset Sale has been provided in accordance with sections 102(l) and 363 of the Bankruptcy Code and Fed. R. Bankr. P. 2002, 6004, and 6006, and the Sale Procedures Order, and no other or further notice of the Sale Motion, the Hearing, or of the entry of this Sale Order is required.

          ____________________
          2 Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. See Fed. R.
               Bankr. P. 7052.


                    F. A reasonable opportunity to object or be heard regarding the relief requested in the Sale Motion has been afforded to all interested persons and entities, including (i) the United States Trustee, (ii) the creditors' committee, (iii) all entities known to have expressed an interest in a transaction regarding VCI and the Assets during the past twelve (12) months, (iv) all parties to the Executory Contracts proposed to be assumed and assigned pursuant to the Asset Purchase Agreement,
          (v) all entities who have filed a notice of appearance and request for service of papers in these cases, and
          (vi) all of VCI's creditors and equity security holders.

                    G.   VCI has (i) full corporate power and
          authority to execute the Asset Purchase Agreement and all other documents contemplated thereby and the sale of the Assets by VCI has been duly and validly authorized by all necessary corporate action of VCI, (ii) all the corporate power and authority necessary to consummate the transactions contemplated by the Asset Purchase Agreement; no consents or approvals, other than those expressly provided for in the Asset Purchase Agreement, are required for VCI to consummate such transactions.

                    H. Approval of the Asset Purchase Agreement and consummation of the Asset Sale at this time are in the best interests of VCI, its creditors, and its estate.

                    I.  VCI has articulated good and sufficient
          business justification for the Asset Sale pursuant to
          section 363(b) of the Bankruptcy Code outside of a plan of reorganization, and the assumption and assignment of the Executory Contracts, in that, among other things:

               (1) In view of the uncertainty created by the commencement of VCI's case and the possibility that the value of VCI's franchise might suddenly and quickly be diminished by the erosion of confidence by its suppliers, vendors, customers, employees and others transacting business with VCI, VCI must consummate a sale of the Assets at the earliest opportunity to prevent further wasting of the assets of the estate. The sale of the Assets to the Purchaser pursuant to the Asset Purchase Agreement represents the best and perhaps the only existing alternative to achieve that result;

               (2) In the absence of a prompt Asset Sale, the value of the Assets will steadily decline due to VCI's inadequate capitalization and inability to meet its immediate need to fund a build-up of inventory and an investment in sales support items for the upcoming fall season. Since the Petition Date, VCI's operations have been financed solely by its use of Foothill's cash collateral pursuant to court order. VCI's only source of capital is the proceeds from the collection of its accounts receivable. These proceeds are not sufficient to fund VCI's preparation for the fall season adequately, and some of VCI's major customers have expressed serious concerns about VCI's ability to deliver and support the major programs that are the backbone of the fall season;

               (3) A sale pursuant to section 363(b) is likely to produce a greater return to VCI's creditors than if the Assets were sold later in a plan of reorganization. A plan of reorganization would be less conducive to competitive bidding and would thus deprive VCI and its estate of the opportunity to realize the maximum value of the Assets;

               (4) Claims against VCI's estate will be minimized as a result of the prompt consummation of a sale of the Assets and the concomitant assumption and assignment of the Executory Contracts to the Purchaser;

               (5) A sale of the Assets at this time will result in the highest possible sale premium. As VCI's business deteriorates, any sale premium that might be obtained in a bulk sale of the Assets will be lost. Unless a sale is concluded expeditiously as provided for in the Sale Motion and under the Asset Purchase Agreement, (i) the value of the Assets will decline precipitously and (ii) VCI, its estate and its creditors may realize no significant value for the Assets;

               (6) With each passing day, the possibility looms larger that VCI's largest customers will provide VCI with fewer and smaller orders, and will seek alternative sources of merchandise as a hedge for the upcoming fall season. To preserve the value of VCI's franchise, and to maximize the value of its Assets for the benefit of all creditors, it is imperative that VCI be authorized to sell the Assets expeditiously.

               (7) The consideration offered by the Purchaser under the Asset Purchase Agreement would satisfy in full VCI's obligations with respect to the pre-petition portion of the Foothill Debt. In addition, the Cash Proceeds of the Asset Sale would be distributed, in part, to VCI's administrative and unsecured creditors under the terms of a confirmed reorganization plan. Moreover, the prompt consummation of the Asset Sale would permit the continued employment of VCI's more than 600 employees.

               J. The Asset Purchase Agreement represents the highest and best offer for the Assets, and the purchase price is fair and reasonable.

               K. VCI may sell the Assets free and clear of all liens, claims, interests, and encumbrances because, as required by section 363(f) of the Bankruptcy Code, (i) Foothill has consented to the Asset Sale, and (ii) the consideration to be paid by the Purchaser for the Assets exceeds the aggregate amount of all liens on the Assets.

               L. The cure amounts listed on Exhibit A to each notice sent to a non-debtor party to an Executory Contract with VCI, or as otherwise determined by the court (the "Cure Amounts"), are the sole amounts necessary to cure all defaults, if any, and to pay all actual or pecuniary losses that have resulted from such defaults under the Executory Contracts.

               M. The Purchaser has provided adequate assurance of its future performance under the Executory Contracts within the meaning of sections 365(b)(1)(C) and (f)(2)(B) of the Bankruptcy Code.

               N.  The assumption and assignment of the Executory
     Contracts are in the best interest of VCI, its estate, and its creditors.

               O. The Asset Purchase Agreement was negotiated, proposed and entered into by the parties without collusion, in good faith, and from arm's length bargaining positions. The Purchaser is a good faith purchaser under section 363(m) of the Bankruptcy Code and, as such, is entitled to the protections afforded thereby. Neither VCI nor the Purchaser has engaged in any conduct that would cause or permit the Asset Purchase Agreement to be avoided under section 363(n) of the Bankruptcy Code.

               P. In the absence of a stay pending appeal, the Purchaser will be acting in good faith within the meaning of section 363(m) of the Bankruptcy Code in closing the transactions contemplated by the Asset Purchase Agreement, including assumption and assignment of the Executory Contracts, at any time after the entry of this Sale Order.

               Q. The transfer of the Assets and the assignment of the Executory Contracts to the Purchaser (i) are legal, valid, and effective transfers of the Assets and the Executory Contracts, (ii) vest the Purchaser with all right, title, and interest of VCI in and to the Assets and Executory Contracts free and clear of (x) all liens, claims, interests, and encumbrances pursuant to section 363(f) of the Bankruptcy Code and (y) all obligations and liabilities of VCI (other than the Assumed Liabilities), and (iii) constitute a transfer for reasonably equivalent value and fair consideration under Title 11 of the United States Code and the laws of the State of New York.

               R. All amounts to be paid by VCI pursuant to the Asset Purchase Agreement constitute administrative expenses under sections 503(b) and 507(a)(1) of the Bankruptcy Code and are immediately payable as and when VCI's obligations arise under the Asset Purchase Agreement, without further order of the court.

               S. The transfer of the Assets and the assignment of the Executory Contracts do not and will not subject the Purchaser to any liability for claims against VCI by reason of such transfer under the laws of the United States, any state, territory or possession thereof or the District of Columbia applicable to such transactions.

               T. United Merchants and Manufacturers, Inc. ("UM&M"), the owner of 79.8% of VCI's outstanding common stock, has joined the Asset Purchase Agreement solely for the purpose of agreeing to negotiate with the Purchaser and prepare a formal lease agreement (the "UM&M Lease") for the Jefferson Park Road Premises and the R.J. Premises, which shall incorporate the provisions described in sections 8(h) and 9(h) of the Asset Purchase Agreement.

               U.  Pursuant to the terms of the Asset Purchase
     Agreement, UM&M has agreed that any and all of its unsecured claims against VCI will be subordinated in right of payment to the allowed unsecured claims of VCI's trade creditors.

               V. In connection with the satisfaction of the pre-petition portion of the Foothill Debt, VCI and UM&M have waived, on behalf of themselves and on behalf of their respective estates, any and all avoidance actions which may have been assertable against Foothill including, without limitation, any causes of action under sections 544, 547, 548 and 550 of the Bankruptcy Code and similar causes of action under applicable non-bankruptcy law.

               W. All of the provisions of this Sale Order are nonseverable and mutually dependent, subject to paragraph 2 below.

               NOW THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND
     DECREED THAT:

               1.  The Sale Motion be, and it hereby is, granted.

               2. All objections to the Sale Motion or the relief requested therein that have not been withdrawn, waived, or settled, and all reservations of rights included therein, are overruled on the merits; provided, however, that any rights of
     (a) CIT to challenge the subordination of UM&M's claim and/or to claim a right of payment pari passu with all other creditors of VCI, and (b) VCI and UM&M to dispute the CIT Claim against VCI and all other assertions of CIT are preserved pending further disposition by the court.

               3.  The terms and conditions of the Asset Purchase
     Agreement are hereby approved in all respects, and the sale of the Assets pursuant to the Asset Purchase Agreement is hereby authorized under section 363(b) of the Bankruptcy Code.

               4. VCI is authorized and directed to execute and deliver, and empowered to perform under, consummate and implement, the Asset Purchase Agreement, together with all additional instruments and documents that may be reasonably necessary or desirable to implement the Asset Purchase Agreement, and to take all further actions as may reasonably be requested by the Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to the Purchaser, or reducing to possession, any or all of the Assets, or as may be necessary or appropriate to the performance of the obligations as contemplated by the Asset Purchase Agreement.

               5. Pursuant to sections 105(a) and 363(f) of the Bankruptcy Code, the Assets shall be transferred to the Purchaser, and upon the Closing under the Asset Purchase Agreement shall be free and clear of all mortgages, security interests, conditional sale or other title retention agreements, pledges, liens, judgments, demands, encumbrances, easements, restrictions or charges of any kind or nature, if any, including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership (collectively, "Liens"), and all debts arising in any way in connection with any acts of VCI, claims (as that term in defined in the Bankruptcy Code), obligations, demands, guaranties, options, rights, contractual commitments, restrictions, interests and matters of any kind and nature, whether arising prior to or subsequent to the commencement of these cases, and whether imposed by agreement, understanding, law, equity or otherwise (collectively, "Claims"), with all such Liens and Claims to attach to the Cash Proceeds of the Asset Sale in the order of their priority, with the same validity, force and effect which they now have as against the Assets.

               6. Except as expressly permitted by the Asset Purchase Agreement, all persons and entities holding Liens or Claims of any kind and nature with respect to the Assets hereby are barred from asserting such Liens and Claims of any kind and nature against the Purchaser, its successors or assigns, or the Assets.

               7. The Cash Proceeds of the Asset Sale shall be held by VCI pending further order of the court; provided, however, that (a) at the Closing, VCI shall pay, from the Cash Proceeds paid by the Purchaser, all post-petition interest, fees, expenses and charges due from VCI to Foothill, and (b) nothing contained in this paragraph 7 shall affect VCI's rights and obligations with respect to the payment or repayment of (x) Cure Amounts pursuant to paragraph 9 of this Sale Order and (y) the Expense Reimbursement, Topping Fee, and Committed DIP Financing pursuant to the terms of the Asset Purchase Agreement.

               8. VCI is hereby authorized and directed in accordance with section 365 of the Bankruptcy Code to (a) assume and assign, effective upon the Closing of the Asset Sale, to the Purchaser each of the Executory Contracts listed on Exhibit C to the Sale Motion, pursuant to the provisions of sections 365 of the Bankruptcy Code, in each case free and clear of all Liens, and
     (b) execute and deliver to the Purchaser such documents or other instruments as may be necessary to assign and transfer the Executory Contracts to the Purchaser.

               9. VCI is hereby authorized and directed to pay all Cure Amounts, as listed on Exhibit A to each notice sent to a non-debtor party to an Executory Contract described in Exhibit C to the Sale Motion, or as otherwise determined by the court, by paying within twenty (20) business days of the Closing or reserving for payment, pending further order of the court, all such Cure Amounts from the proceeds of the Asset Sale or other available cash.

               10. The Executory Contracts will be transferred to, and remain in full force and effect in accordance with their respective terms for the benefit of the Purchaser, notwithstanding any provision in such Executory Contracts (including those described in sections 365(b)(2) and (f)(1) and (3) of the Bankruptcy Code) that prohibits such assignment or transfer, and, pursuant to section 365(k) of the Bankruptcy Code, VCI shall be relieved from any further liability with respect to the Executory Contracts after such assignment.

               11. Each non-debtor party to an Executory Contract is hereby barred from asserting against VCI or the Purchaser any default existing as of the date of the Hearing if such default was not raised or asserted in accordance with the provisions of the Sale Procedures Order.

               12. On the date of the Closing of the Asset Purchase Agreement (the "Closing Date"), each of VCI's creditors is authorized and directed to execute such documents and take all other actions as may be necessary to release its Liens on or Claims against the Assets, if any, as such Liens or Claims may have been recorded or may otherwise exist.

               13. This Sale Order (a) is and shall be effective as a determination that, on the Closing Date, all Liens existing as to the Assets prior to the Closing have been unconditionally released, discharged and terminated, and that the conveyance described in decretal paragraph 5 hereof has been effected, and
     (b) is and shall be binding upon and govern the acts of all entities including without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state, and local officials, and all other persons and entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any of the Assets.

               14. Each and every federal, state, and local governmental agency or department is hereby directed to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Asset Purchase Agreement.

               15. If any person or entity that has filed financing statements or other documents or agreements evidencing Liens on or interests in the Assets shall not have delivered to VCI prior to the Closing, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, releases of all Liens or other interests which the person or entity has with respect to the Assets, VCI is hereby authorized and directed to execute and file such statements, instruments, releases and other documents on behalf of the person or entity with respect to the Assets.

               16. All entities who are presently, or on the Closing Date may be, in possession of some or all of the Assets are hereby directed to surrender possession of the Assets to the Purchaser on the Closing Date.

               17. As of the Closing Date, all agreements of any kind whatsoever and all orders of this court entered prior to the date hereof shall be deemed amended and/or modified to the extent required to permit the consummation of the transactions contemplated by the Asset Purchase Agreement.

               18. Except as otherwise expressly provided in the Asset Purchase Agreement or related instruments or as otherwise provided in this Sale Order, (a) the Purchaser shall have no liability or responsibility for any liability or other obligation of VCI arising under or related to the Assets other than for the Purchase Price (as defined in the Asset Purchase Agreement), and
     (b) all persons are enjoined from in any way pursuing the Purchaser to recover any claim which such person has against VCI, except with respect to (i) Assumed Liabilities and (ii) any claim which is independently assertable against the Purchaser.

               19. This court retains jurisdiction (a) to enforce and implement the terms and provisions of the Asset Purchase Agreement, all amendments thereto, any waivers and consents thereunder, and of each of the agreements executed in connection therewith, (b) to compel delivery of the Assets to the Purchaser,
     (c) to resolve any disputes arising under or related to the Asset Purchase Agreement, except as otherwise provided therein, and (d) to interpret, implement and enforce the provisions of this Sale Order.

               20. Nothing contained in any plan of reorganization (or liquidation) confirmed in these cases or the order of confirmation confirming any plan of reorganization (or liquidation) shall conflict with or derogate from the provisions of the Asset Purchase Agreement or the terms of this Sale Order.

               21. The Purchaser is a purchaser in good faith of the Assets, and is entitled to all of the protections afforded by section 363(m) of the Bankruptcy Code.

               22. In the absence of a stay pending appeal, if the Purchaser elects to close under the Asset Purchase Agreement at any time after entry of this Sale Order, then, with respect to the Asset Purchase Agreement, including the assumption and assignment of the Executory Contracts approved and authorized herein, the Purchaser shall be entitled to the protections of section 363(m) of the Bankruptcy Code if this Sale Order or any authorization contained herein is reversed or modified on appeal.

               23. The terms and provisions of the Asset Purchase Agreement, together with the terms and provisions of this Sale Order, shall be binding in all respects upon, and shall inure to the benefit of, UM&M, VCI, its estate, and its creditors, the Purchaser, and their respective affiliates, successors and assigns, and any affected third parties including, but not limited to, Foothill, all non-debtor parties to the Executory Contracts to be assigned to the Purchaser pursuant to the Asset Purchase Agreement and all persons asserting a claim against or interest in VCI's estate or any of the Assets to be sold to the Purchaser pursuant to the Asset Purchase Agreement, notwithstanding any subsequent appointment of any trustee for VCI or UM&M under any chapter of the Bankruptcy Code, as to which trustee such terms and provisions likewise shall be binding in all respects.

               24. The failure specifically to include any particular provisions of the Asset Purchase Agreement in this Sale Order shall not diminish or impair the effectiveness of such provision, it being the intent of the court that the Asset Purchase
     Agreement be authorized and approved in its entirety.

               25. The Asset Purchase Agreement and any related agreements, documents or other instruments may be modified, amended or supplemented by the parties thereto, in a writing signed by both parties, and in accordance with the terms thereof without further order of the court, provided that any such modification, amendment or supplement is not material.

               26. UM&M is authorized to execute and deliver, and empowered to fully perform under, consummate and implement the UM&M Lease for the Jefferson Park Road Premises and the R.J. Premises, incorporating the provisions described in sections 8(h) and 9(h) of the Asset Purchase Agreement, without further order of the court.

               27. UM&M's unsecured claims against VCI shall be, and they hereby are, subordinated in right of payment to the allowed unsecured claims of VCI's trade creditors, subject to paragraph 2 above.

               28. The transfer of the Assets to the Purchaser is not subject to taxation under any state or local law imposing a stamp, transfer or similar tax in accordance with section 1146(c) of the Bankruptcy Code.

               29. Upon the Closing of the Asset Purchase Agreement, UM&M shall be deemed to have waived, and UM&M, VCI, any creditors' committee appointed in their respective Chapter 11 cases, and all other creditors and parties in interest in such Chapter 11 cases shall forever be barred and enjoined from asserting any and all causes of action which may now or hereafter be assertable against Foothill arising from or relating to the Foothill Debt, including, but not limited to, any and all causes of action arising under sections 544, 547, 548 and 550 of the Bankruptcy Code and similar causes of action arising under applicable non-bankruptcy law. All payments received by Foothill in connection with the Closing of the Asset Purchase Agreement shall be indefeasible, and not recoverable from Foothill or for any reason.

               30. As provided by Fed. R. Bankr. P. 7062, this Sale Order shall be effective and enforceable immediately upon entry.

               31. The transfer of the Assets and the assignment of the Executory Contracts do not and will not subject the Purchaser to any liability for claims against VCI by reason of such transfer under the laws of the Untied States, any state, territory or possession thereof or the District of Columbia applicable to such transactions.

     Dated:  New York, New York
             June 24,1996

                                       /s/ Arthur J. Gonzalez
                                   United States Bankruptcy Judge